Exhibit 12.1
Reinsurance Group of America, Incorporated
Ratio of Earnings to Fixed Charges
Updated through June 30, 2008

						Six Months
						Ended
						June 30,
	2003	2004	2005	2006	2007	2008

Income from continuing operations before income taxes	$271.6	$369.2	$356.3	$451.4	$474.9	$227.7
Minority interest in earnings (losses) of consolidated subsidiaries included in income from continuing operations before income taxes	$—	$—	$—	$—	$—	$—

Fixed charges:
Interest expensed and capitalized	$36.8	$38.4	$41.4	$88.5	$128.9	$59.1
Interest credited on reinsurance contracts	179.7	198.9	208.4	244.8	246.1	136.9
One-third of rentals	2.5	2.6	2.3	2.4	3.6	2.1

Total fixed charges	$219.0	$239.9	$252.1	$335.7	$378.6	$198.1

Less interest capitalized, net of amortization	—	—	—	—	—	—

Income from continuing operations before income taxes and minority interest plus fixed charges	$490.6	$609.1	$608.4	$787.1	$853.5	$425.8

Ratio of earnings to fixed charges	2.2	2.5	2.4	2.3	2.3	2.1

Total fixed charges	$219.0	$239.9	$252.1	$335.7	$378.6	$198.1
Less Interest credited on reinsurance contracts	(179.7)	(198.9)	(208.4)	(244.8)	(246.1)	(136.9)

Total fixed charges excluding interest credited (1)	$39.3	$41.0	$43.7	$90.9	$132.5	$61.2

Income from continuing operations before income taxes and minority interest plus fixed charges excluding interest credited under reinsurance contracts (1)	$310.9	$410.2	$400.0	$542.3	$607.4	$288.9

Ratio of earnings to fixed charges excluding interest credited under reinsurance contracts (1)	7.9	10.0	9.2	6.0	4.6	4.7

(1)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to our products.